ASX RELEASE | April 1, 2021 | ASX:PLL; NASDAQ:PLL

SCHEME UPDATE – REVISED SCHEME MEETING DATE AND SUPPLEMENTARY SCHEME BOOKLET

•	Scheme meeting to be held in person and online on April 29, 2021
•	Supplementary Scheme Booklet to be despatched to shareholders following registration with the Australian Securities and Investments Commission

Piedmont Lithium Limited (ASX:PLL, NASDAQ:PLL) (Piedmont or Company) is pleased to provide the following update on the status of its proposed re-domiciliation from Australia to the United States via a Scheme of Arrangement under which Piedmont Lithium Inc. (Piedmont US), a newly formed US Corporation, will acquire Piedmont (Scheme).
The Supreme Court of Western Australia (Court) has today made orders:
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approving the despatch of a Supplementary Scheme Booklet to supplement and amend the information in the Scheme Booklet dated 3 March 2021 to include information relating to the recent capital raising completed by Piedmont (refer to ASX announcement dated 24 March 2021), updated financial information and details of the revised date of April 29, 2021 for the Scheme Meeting (see below for further details); and

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that the Piedmont shareholder meeting to consider approval of the Scheme (previously scheduled for April 7, 2021) be rescheduled to be held in person and electronically on April 29, 2021 at the Conference Room, Ground Floor, 28 The Esplanade, Perth, Western Australia at 10:00am (AWST).

If the Scheme is implemented:
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Piedmont shareholders will receive one Piedmont US CHESS depositary interest (CDI) for every Piedmont share held on the Scheme record date. Piedmont US’s CDIs will be listed on ASX and holders of Piedmont US CDIs will be able to trade their Piedmont US CDIs on ASX after the implementation of the Scheme; and

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Piedmont American Depositary Share (ADS) holders will receive one Piedmont US share for every Piedmont ADS held on the Scheme record date. Piedmont US’s shares will be listed on Nasdaq and holders of Piedmont US shares will be able to trade their Piedmont US shares on Nasdaq after the implementation of the Scheme.

The Piedmont directors continue to unanimously recommend that shareholders vote in favour of the Scheme and intend to vote all the Piedmont shares held or controlled by them in favour of the Scheme, subject to the Independent Expert continuing to conclude that the Scheme is in the best interests of shareholders.
The Independent Expert, BDO, continues to conclude that the Scheme is in the best interest of Piedmont shareholders.
Scheme Meeting
The meeting of Piedmont shareholders to approve the Scheme originally scheduled on April 7, 2021 has been rescheduled to be held in person and electronically on April 29, 2021 at the Conference Room, Ground Floor, 28 The Esplanade, Perth, Western Australia at 10:00am (AWST) (Scheme Meeting).
Due to the potential health risks associated with large gatherings and the coronavirus (COVID-19) pandemic, the Company has made arrangements for Piedmont shareholders to participate in the Scheme Meeting electronically. Details of how to log in online will be contained in the notice of meeting (Notice of Scheme Meeting).

All Piedmont shareholders who cannot attend the Scheme Meeting are encouraged to vote either by joining the Scheme Meeting electronically, or by appointing a proxy, corporate representative or attorney to attend the Scheme Meeting or join the electronic Scheme Meeting on their behalf.
Supplementary Scheme Booklet
The Supplementary Scheme Booklet will be registered with the Australian Securities and Investments Commission (ASIC) and announced to the market. Piedmont will then arrange despatch of the Supplementary Scheme Booklet to shareholders electronically in accordance with the Court orders.
Following registration with ASIC, the Supplementary Scheme Booklet, together with the Scheme Booklet, will be available for viewing and downloading on the Company’s website at www.piedmontlithium.com and on Piedmont’s platform on the ASX website at www.asx.com.au.
Indicative Timetable
The updated indicative timetable for the Scheme is as follows:
Supplementary Scheme Booklet despatched to shareholders	8 April 2021
Latest time and date for lodgement of completed proxy forms for the Scheme Meeting	10:00am (AWST) on 27 April 2021
Time and date for determining eligibility of shareholders to vote at the Scheme Meeting	5:00pm (AWST) on 27 April 2021
Scheme Meeting	10:00am (AWST) on 29 April 2021
Court hearing to approve the Scheme	5 May 2021
Effective Date of the Scheme	6 May 2021
Last date of trading of Shares on ASX	6 May 2021
Trading in Piedmont US CDIs commences on a deferred basis on ASX	7 May 2021
Admission of Piedmont US CDIs on ASX	7 May 2021
Record Date for determining entitlements to the Scheme consideration	10 May 2021
Implementation Date for the Scheme	17 May 2021
Delisting of Piedmont from the official list of ASX	17 May 2021
Admission of Piedmont US on Nasdaq	18 May 2021
First day of trading in Piedmont US Shares commences on Nasdaq	Expected to commence promptly following the Implementation Date
Despatch of Holding Statements for Piedmont US CDIs issued as Scheme consideration	18 May 2021
Anticipated trading of Piedmont US CDIs on a normal settlement basis on ASX	18 May 2021

Further information
Piedmont encourages Piedmont shareholders to read the Supplementary Scheme Booklet, together with the Scheme Booklet, in its entirety.
If you require further information or have questions, please contact the Piedmont Scheme Information Line on 1300 218 182 (within Australia) or +61 3 9415 4233 (outside Australia) Monday to Friday between 8:30am and 5:00pm (AEDT).
This announcement has been authorized for release by the Company’s Chief Executive Officer.
For further information, contact:
Keith Phillips	Brian Risinger
President & CEO	VP - Investor Relations and Corporate Communications
T: +1 973 809 0505	T: +1 704 910 9688
E: kphillips@piedmontlithium.com

Forward Looking Statements
This announcement may include forward-looking statements. These forward-looking statements are based on Piedmont’s expectations and beliefs concerning future events. Forward looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of Piedmont, which could cause actual results to differ materially from such statements. Piedmont makes no undertaking to subsequently update or revise the forward-looking statements made in this announcement, to reflect the circumstances or events after the date of that announcement.
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